October 16, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	comScore, Inc.
Registration Statement on Form S-1
File No. 333-226246

Ladies and Gentlemen:

On behalf of comScore, Inc. (the “Company”), the undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, that the Registration Statement on Form S-1 (File No. 333-226246) of the Company be declared effective at 5:00 p.m., Eastern Time, on Tuesday, October 16, 2018, or as soon thereafter as practicable. The Company respectfully requests that you notify Mark L. Hanson of Jones Day of such effectiveness by a telephone call to (404) 581-8573.

Should you have any questions regarding this request, please contact Mark L. Hanson of Jones Day at (404) 581-8573. Thank you for your continued attention to this matter.

Very truly yours,

comScore, Inc.

By:	/s/ Carol A. DiBattiste
Name:	Carol A. DiBattiste
Title:	General Counsel & Chief Compliance, Privacy and People Officer

cc:	Mark L. Hanson, Partner, Jones Day

Amisha Kotte, Partner, Jones Day

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